SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

This report on Form 6-K is incorporated by reference into the Registrant’s Registration Statement on Form F-3, Registration Statement No. 333-143565. This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: April 1st, 2009

FOR IMMEDIATE RELEASE

SILICOM’S FIRST QUARTER 2009
RESULTS RELEASE SCHEDULED FOR APRIL 27
– Conference Call Scheduled for April 27th, 2009 at 9:00am EDT –

KFAR SAVA, Israel, April 1, 2009 – Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance server/appliances networking solutions, announced today that it will be releasing its first quarter 2009 results on Monday, April 27th, 2009.

The Company will also be hosting a conference call that same day, at 9:00am Eastern Time. On the call, management will review and discuss the results, and will also be available to answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 866 345 5855

UK: 0 800 404 8418

ISRAEL: 03 918 0609

INTERNATIONAL: +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

The call will also be broadcast live over the web, through a link accessible from Silicom’s website prior to the call. For those unable to listen to the live call, a replay of the call will be available for three months under the investor relations section of Silicom’s website, at: www.silicom.co.il

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Company Contact:	Investor Relations Contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 646 201 9246
E-mail: erang@silicom.co.il	E-mail: info@gkir.com